[redacted]

14048215

3/15/14
ICW

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH. D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E., SUITE 1200
(No. and Street)

BELLEVUE	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MURPHY — 425-256-8189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE, SUITE 3500	SEATTLE	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/21/14

Statement of Financial Condition

Symetra Securities, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm
(Public Pursuant to Rule 17a-5(e)(3))

Ernst & Young LLP

EY
Building a better working world

Symetra Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2014

Symetra Securities, Inc.

Statement of Financial Condition

As of December 31, 2013

Assets	
Cash and cash equivalents	$ 1,010,090
Accounts and other receivables	618,493
Prepaid expenses	43,887
Deferred income tax assets, net	1,498
Total assets	$ 1,673,968
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 6,780
Accounts payable – affiliated	263,808
Total liabilities	270,588
Commitments and contingencies (*Note 7*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	296,700
Total stockholder's equity	1,403,380
Total liabilities and stockholder's equity	$ 1,673,968

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products for Symetra Life Insurance Company (Symetra Life).

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life (the Affiliate), is a wholly owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimate

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Dealers' Concession Income and Commission Expense

Dealers' concession income and commission expense are recorded on the trade date for variable annuity, variable universal life and variable Corporate Owned Life Insurance (COLI). Mutual fund 12b-1 fee income is recorded as earned on Class A share assets of the Pioneer Funds' customers for which the Company is the broker of record and is calculated on daily net asset values of the assets under management. The fee income earned from the Pioneer funds represents 98.8% of all non-affiliated revenue. Under the terms of the agreement with Pioneer, the Company will continue to earn revenue on these funds as long as the funds have assets under management.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with maturities of three months or less at the time of purchase. Cash equivalents are reported at cost, which approximates fair value, and were $606,583 as of December 31, 2013, all of which were held in a single money market fund.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active market's for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Cash equivalents, which represent the Company's financial instruments, have been classified as Level 1 under the fair value hierarchy.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership and registration fees and prepaid insurance. The amounts are amortized over the coverage period for insurance and FINRA fees.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a member of a group filing a consolidated federal income tax return. The method of allocation of federal income tax expense between the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. The Company may receive credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. Intercompany tax balances are settled quarterly.

Income taxes have been determined using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax bases of the appropriate assets and liabilities and are measured using enacted tax rates. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized. See Note 5 for further discussion.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2013, the Company has no unrecognized tax benefits and does not expect significant changes within the next year.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred directly related to the Company's activities and for its allocated share of operating expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2013, accounts payable to affiliates for income taxes and personnel and other administrative expenses were $160,699 and $103,109, respectively.

3. Related-Party Transactions (continued)

The following table summarizes expenses directly charged or allocated to the Company for the year ended December 31, 2013:

	Allocated From	
	Parent	**Affiliate**
Income taxes	$ 462,265	$ –
Personnel and other administrative expenses	15,302	1,108,243
Total	$ 477,567	$ 1,108,243

4. Dividends

In December 2013, the Company declared and paid dividends of $1,800,000 to its Parent. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 6.

5. Income Taxes

The Company is included in Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2009. The Company is not currently subject to any state income tax examinations.

Income tax expense for the year ended December 31, 2013, consisted of the following:

Current income tax expense:	
Federal	$ 456,278
State	6,522
Total current income tax expense	462,800
Deferred income tax benefit:	
Federal	(535)
Total deferred income tax benefit	(535)
Total income tax expense	$ 462,265

5. Income Taxes (continued)

There were no significant differences between the Company's effective rate and the U.S. federal income tax rate of 35%.

The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities as of December 31, 2013, were as follows:

Deferred income tax assets – employee-related liabilities	$	2,116
Deferred income tax liabilities – prepaid expenses		(618)
Deferred income tax assets, net	$	1,498

As of December 31, 2013, the Company did not have any unrecognized tax benefits.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payment described in Note 4. As of December 31, 2013, the Company had net capital of $727,370, which was $709,331 in excess of its required net capital of $18,039. The ratio of aggregate indebtedness to net capital was 37.20%.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2013, will have a material adverse effect on its financial condition, future operating results, or liquidity.

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